

September 17, 2019

Graeme Pitkethly
Chief Financial Officer
Unilever PLC
100 Victoria Embankment
London, England

> **Re: Unilever PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed March 11, 2019**
> **File No. 1-4546**

Dear Mr. Pitkethly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction